Financial Statements

The Agenda. Period.
For the period ended December 31, 2021
(Unaudited)



The Agenda. Period, INC

Profit and Loss

January - December 2021

	TOTAL
Income	
Agenda Planners	529.82
Agenda Planners - PDF	280.00
App Subscriptions	2,434.87
Coaching Income	695.00
Merchandise	25.64
Shipping Income	127.20
Total Income	**$4,092.53**
Cost of Goods Sold	
Cost of Goods Sold	452.13
Shipping	403.30
Total Cost of Goods Sold	**$855.43**
GROSS PROFIT	**$3,237.10**
Expenses	
Advertising & Marketing	
Marketing Campaigns	884.57
Marketing Content	1,112.35
Marketing Other	500.00
Marketing Subscriptions	1,316.32
Total Advertising & Marketing	**3,813.24**
App Development	15,117.00
Bank Charges & Fees	104.86
Dues & Subscriptions	3,107.70
Events	140.29
Legal & Professional Services	
Accounting Fees	2,530.98
Legal Fees	8,408.00
Total Legal & Professional Services	**10,938.98**
Meals & Entertainment	312.54
Office Supplies & Software	1,767.79
Payroll Processing Fees	893.04
Refunds	10.00
Salaries and Wages	27,500.00
Startup Accelerator Fees	5,000.00
Taxes & Licenses	
Payroll Taxes	2,466.75
State & Local Taxes	778.09
Total Taxes & Licenses	**3,244.84**
Training & Education	923.36
Travel	**1,340.86**

	TOTAL
Utilities	
Telephone & Internet	365.55
Total Utilities	**365.55**
Total Expenses	**$74,580.05**
NET OPERATING INCOME	**$ -71,342.95**
Other Income	
SBA EIDL Advances	15,000.00
Total Other Income	**$15,000.00**
Other Expenses	
Write off Planner Book Inventory	8,461.19
Total Other Expenses	**$8,461.19**
NET OTHER INCOME	**$6,538.81**
NET INCOME	**$ -64,804.14**

The Agenda. Period, INC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (9388)	13,685.99
PayPal Bank	63.67
Total Bank Accounts	**$13,749.66**
Other Current Assets	
Planner Inventory	**10.75**
Total Other Current Assets	**$10.75**
Total Current Assets	**$13,760.41**
TOTAL ASSETS	**$13,760.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	**$1,725.00**
Other Current Liabilities	
Arizona Department of Revenue Payable	5.94
Iowa Department of Revenue Payable	3.53
Payroll Liabilities	
Federal Taxes (941/944)	1,015.00
IA Income Tax	300.00
IA Unemployment Taxes	132.95
Total Payroll Liabilities	**1,447.95**
Total Other Current Liabilities	**$1,457.42**
Total Current Liabilities	**$3,182.42**
Long-Term Liabilities	
1-Convertible Note - Tamara McGillivray	24,990.00
2-Convertible Note - ISA Ventures	75,000.00
Total Long-Term Liabilities	**$99,990.00**
Total Liabilities	**$103,172.42**
Equity	
Common Stock	25,100.00
Retained Earnings	-49,707.87
Net Income	-64,804.14
Total Equity	**$ -89,412.01**
TOTAL LIABILITIES AND EQUITY	**$13,760.41**

The Agenda. Period, INC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-64,804.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Reduction and Adjustments in Planner Inventory	8,551.12
Accounts Payable (A/P)	1,725.00
Arizona Department of Revenue Payable Iowa	5.94
Department of Revenue Payable Payroll	3.53
Liabilities:Federal Taxes (941/944) Payroll	1,015.00
Liabilities:IA Income Tax	300.00
Payroll Liabilities:IA Unemployment Taxes	132.95
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**11,733.54**
Net cash provided by operating activities	**$ -53,070.60**
NET CASH INCREASE FOR PERIOD	**$ -53,070.60**
Cash at beginning of period	66,820.26
CASH AT END OF PERIOD	**$13,749.66**

Financial Statements

The Agenda. Period.
For the period ended December 31, 2020
(Unaudited)



The Agenda. Period, INC

Profit and Loss
January - December 2020

	TOTAL
Income	
Agenda Planners	3,288.75
Agenda Planners - PDF	565.00
App Subscriptions	5,675.00
Coaching Income	1,815.00
Discounts given	-190.00
Merchandise	225.00
Shipping Income	681.06
Total Income	**$12,059.81**
Cost of Goods Sold	
Cost of Goods Sold	934.75
Shipping	655.09
Total Cost of Goods Sold	**$1,589.84**
GROSS PROFIT	**$10,469.97**
Expenses	
Advertising & Marketing	12,280.34
App Development	18,050.00
Bank Charges & Fees	1,107.06
Consignment Fee	107.92
Contractors	2,000.00
Events	290.19
Legal & Professional Services	2,468.01
Meals & Entertainment	895.97
Office Supplies & Software	2,558.87
Royalties	770.00
Salaries and Wages	13,695.75
Taxes & Licenses	1,071.00
Travel	**6,502.46**
Utilities	
Telephone & Internet	1,189.35
Total Utilities	**1,189.35**
Total Expenses	**$62,986.92**
NET OPERATING INCOME	**$ -52,516.95**
Other Income	
Kickstarter Other Income	1,809.08
Pitch Competition Award - University of Iowa	1,000.00
Total Other Income	**$2,809.08**
NET OTHER INCOME	**$2,809.08**
NET INCOME	**$ -49,707.87**

The Agenda. Period, INC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$66,820.26**
Other Current Assets	
Planner Inventory	**8,561.87**
Total Other Current Assets	**$8,561.87**
Total Current Assets	**$75,382.13**
TOTAL ASSETS	**$75,382.13**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
1-Convertible Note - Tamara McGillivray	24,990.00
2-Convertible Note - ISA Ventures	75,000.00
Total Long-Term Liabilities	**$99,990.00**
Total Liabilities	**$99,990.00**
Equity	
Common Stock	25,100.00
Retained Earnings	0.00
Net Income	-49,707.87
Total Equity	**$ -24,607.87**
TOTAL LIABILITIES AND EQUITY	**$75,382.13**

The Agenda. Period, INC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-49,707.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Reduction and Adjustments in Planner Inventory	1,925.00
Accounts Payable	-5,780.22
Deferred Payment on Inventory	-6,154.62
Reduction in Current Liabilities	-506.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,516.12**
Net cash provided by operating activities	**$ -60,223.99**
FINANCING ACTIVITIES	
Convertible Notes	99,990.00
Common Stock	25,100.00
Net cash provided by financing activities	**$125,000.00**
NET CASH INCREASE FOR PERIOD	**$64,776.01**
Cash at beginning of period	2,044.25
CASH AT END OF PERIOD	**$66,820.26**

THE AGENDA. PERIOD, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ending December 31, 2021
and December 31, 2020

1. ORGANIZATION AND PURPOSE

The Agenda. Period, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company offers a planning system and app that helps high achieving women use their cycle to improve their productivity and impact.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31. The company converted from a partnership to a C Corporation on March 10, 2020. The financial statements for 2020 include activity for the twelve months ending December 31, 2020.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and the Period March 10, 2020 to December 31, 2020, the Company's cash positions include its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. CONSOLIDATED STATEMENT OF EQUITY

The Company has included a Statement of Equity for the periods ended December 31, 2021 and 2020.

The Agenda. Period, Inc.
Consolidated Statement of Equity.

Period Ending December 31, 2020

| | Common Stock | | Preferred Stock | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January 1, 2020							$ -
Contributions	1,067,187	$ 25,100					$ 25,100
Additional shares issued	58,821	$ -					$ -
Net income (loss)						$ (49,708)	$ (49,708)
Ending Balance, December 31, 2020	1,126,008	$ 25,100	-	$ -	$ -	$ (49,708)	$ (24,608)

Year Ended December 31, 2021

| | Common Stock | | Preferred Stock | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January 1, 2021	1,126,008	25,100	-	-	$ -	$ (49,708)	$ (24,608)
Contributions							$ -
Shares subject to redemption agreement (a)		$ -					$ -
Net income (loss)						$ (64,804)	$ (64,804)
Ending Balance, December 31, 2021	1,126,008	$ 25,100	-	$ -	$ -	$ (114,512)	$ (89,412)

(a) Effective September 21, 2021 the Company executed a redemption agreement for the 490,000 shares of a founding shareholder per the terms of Founder's agreement. The total redemption value of the shares will be $36,558.20 over the three year term of the agreement. The company will redeem 50% of the shares. The existing founder will purchase 50% of the shares.